Mail Stop 4561

September 3, 2009

Kevin Day, CEO
Mobilized Entertainment, Inc.
121-280 Nelson Street
Vancouver, BC V6B 2E2

> **Re:** **Mobilized Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2009**
> **File No. 333-161033**

Dear Mr. Day:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement

1.   We note that the offering appears to be on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, but that you have not checked the appropriate box. Please explain or revise, as appropriate.

Outside Front Cover Page of Prospectus

2.   We note your disclosure here, and in several places in your prospectus, that: "The Selling Shareholders may sell the Shares on the OTC Bulletin Board or on any other market or stock exchange on which our common stock may be traded or listed at the time of sale. They may also sell Shares in block transactions or private transactions or otherwise, through brokers or dealers. These sales will be made either at market prices prevailing at the time of sale or at negotiated prices." Such disclosure appears to be inconsistent with your disclosure on page 12 that your "common stock is not presently traded on any market

or securities exchange. The selling shareholders are required to sell our shares at $0.04 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices." If, as stated on page 12, there is currently no market for your common shares, please revise your prospectus throughout to provide that selling security holders will sell at $0.04 per share until the securities are quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices.

Prospectus Summary, page 5

The Company, page 5

3.   Please revise your disclosure in the first paragraph of this section to state, if accurate, that you are a development stage company and have generated nominal revenues to date.

4.   Please revise this section to state that your accountants have issued a going-concern opinion. In addition, provide risk factor disclosure addressing risks related to your going-concern opinion.

5.   It appears from your disclosure that you have not yet completed the development of your proposed main product. As applicable, please revise your summary to inform potential investors that you have not completed the development of your proposed main product and briefly summarize the status of your product development efforts. Inform investors that until the product is developed you will not be able to commence marketing or generate material revenues. In addition, provide in the body of the prospectus a discussion of the status of your product development efforts, what remains to be accomplished to develop and market the proposed product, the financial resources you believe are necessary to complete product development, and the material uncertainties or difficulties that you may encounter that might prevent the completion of the product development. Revise your summary to include a cross-reference to this discussion in the body of the prospectus.

Risk Factors, page 8

6.   Many of the headings of your risk factors recite a condition or uncertainty to which your business is subject, but do not describe the risk to investors that the condition or uncertainty poses. Please ensure that each risk factor caption contains a concise, meaningful description of the risk that is posed to investors. See Item 503(c) of Regulation S-K.

7.   News searches indicate that the British Columbia Securities Commission entered a cease trade order against the company on January 20, 2009 for failure to file financial statements and other required records, and also that the Pink Sheets discontinued the display of quotes of your stock because you did not provide adequate current information. Please tell us what consideration you gave to including a risk factor addressing any impact these prior

difficulties may have on your ability to comply with your disclosure and filing obligations as a reporting company and any other risks associated with these developments.

8.   Please add a risk factor stating, if accurate, that there is no public market for your common stock nor any assurance that a market will develop, and addressing the associated risks to investors.

9.   Please add a risk factor addressing the risks associated with the costs and obligations of being a public reporting company in the United States.

"If we are unable to manage our intended growth…," page 8

10.   This risk factor appears to contain a risk that could apply to any issuer or any offering. See Item 503(c) of Regulation S-K. Please revise or delete.

"We may face increased competition in the future," page 9

11.   This risk factor appears to contain a risk that could apply to any issuer or any offering. See Item 503(c) of Regulation S-K. Please revise or delete.

Determination of Offering Price, page 10

12.   Please revise to describe the various factors considered in determining the offering price of $0.04 per share. See Item 505(a) of Regulation S-K.

Selling Shareholders, page 10

13.   For each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. See Question 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

14.   Please revise to disclose the nature of any position, office, or other material relationship with you that each selling security holder has had within the past three years. See Item 507 of Regulation S-K. For example, but without limitation, we note that you have not disclosed your relationships with Mr. Day and Feed Me Sports Inc.

15.   In your response letter, please provide us with analysis supporting your belief that the offering of shares by Mr. Day and Feed Me Sports Inc. constitute a secondary offering. Your analysis should include, but should not be limited to, a description of: how long they have held the shares, the circumstances under which they received the shares, their relationship to you, the amount of shares involved, whether they are in the business of underwriting securities, and whether you will receive any proceeds from the sale of their shares.

Information With Respect to the Company, page 13

16.   Page F-5 of your financial statements states that during the period ended March 31, 2009 you derived all of your revenue from a single customer. It appears that you should disclose your dependence on this major customer in this section, file the agreement that you have with such customer as an exhibit to your registration statement, and discuss the material terms of such agreement. See Items 101(h)(4)(vi) and 601(b)(10)(ii)(B) of Regulation S-K.

Market Growth, page 15

17.   Please provide support for the statistics included in this section.

Description of Property, page 16

18.   Based on disclosure in the notes to your financial statement, it appears that you are using space provided by Mr. Day, and that you account for this as "donated" in the amount of $250 per month. Please revise to disclose this information, or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

19.   We note your assertion that your document includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the statements in your filing are made in connection with your initial public offering, this assertion appears inappropriate. See paragraphs (a)(1) and (b)(2)(D) of Section 27A of the Securities Act of 1933. Please revise accordingly.

Overview of Our Business, page 17

20.   This section largely repeats information contained in the "Information With Respect to the Company" section. Please revise to discuss your financial condition, changes in financial condition and results of operations, and to provide all information required by paragraphs (a)(1) through (4) of Item 303 of Regulation S-K, as well as such other information necessary for an investor to understand your financial condition, changes in financial condition and results of operations. See Item 303(d) of Regulation S-K. For further guidance, see SEC Release Nos. 33-8350, 33-8056, and 33-6835.

21.   Given your $1 million operating deficit, expand this section to disclose your viable plan to eliminate the uncertainty as to whether you will be able to continue as a going concern. In this respect, indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of twelve months of operations following the date of the prospectus, state the estimated

amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of twelve months. Explain specifically how you plan to address any material capital deficiency that you describe. State the current rate at which you are using capital in operations, and indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next twelve months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto; see also SEC Release Nos. 33-6835 and 33-8350.

Directors and Executive Officers, page 19

22.   On page 17, you state that Mr. Day is your sole officer and director. However, Note 4 to your financial statements for the quarter ended March 31, 2009 references a vice president who does not appear to be Mr. Day, and states you are indebted to this officer for $65,891 in expenses incurred on your behalf and for consulting and management services provided to you. Please explain this apparent inconsistency or revise your disclosure, as appropriate. In addition, if Mr. Day is in fact your sole officer and director, please revise the plural references throughout your filing to your "officers and directors" as appropriate.

Executive Compensation, page 20

Compensation of Directors and Executive Officers, page 20

23.   We note that you have reported Mr. Day's salary on a monthly basis. Please revise the salary column of the summary compensation table to disclose the dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year covered. See Item 402(n)(2)(iii) of Regulation S-K.

24.   Please ensure that you provide all of the information called for by Item 402(n) with respect to the named executive officer. In this regard, disclose the dollar amount of Mr. Day's total compensation for fiscal 2008. See Item 402(n)(2)(x) of Regulation S-K.

Transactions With Related Persons, Promoters and Certain Control Persons; Corporate Governance, page 21

25.   We note your statement that your securities trade on the Over-the-Counter Bulletin Board System. This appears to be inconsistent with your disclosure on page 12, which states that your common stock is not presently traded on any market or securities exchange. Please explain or revise, as appropriate.

26.   It appears that Mr. Day acting alone, or in conjunction with one or more other persons, directly or indirectly took the initiative in founding and organizing your business or enterprise. Please provide us with your analysis as to whether Mr. Day constitutes your

promoter. See Rule 405 of Regulation C. If you conclude that Mr. Day is your promoter, please revise this section to include all disclosure required by Item 404(c) of Regulation S-K. See Item 404(d) of Regulation S-K.

27.   You have not provided the disclosure called for by Item 404(d) of Regulation S-K with respect to any related-party transaction during your past two fiscal years or subsequent period in which the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. In light of the numerous related party transactions disclosed in the notes to your financial statements, please confirm in your response letter that this section includes any disclosure required by Item 404(d), or revise this section to include the required disclosure.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Convertible Notes, page F-11

28.   It appears that you have accrued interest at 6% per annum during the periods presented on the convertible notes for which the company is in default. Please provide us with your analysis describing how you determined that 6% is an appropriate interest rate at which to accrue interest related to the notes. Refer to paragraphs 12 - 14 of APB 21.

Note 5. Related Party Transactions, page F-12

29.   We note that the amounts payable to related parties are non-interest bearing. Please tell us how you considered imputing an interest rate related to these payables or revise your disclosure to disclose the interest rate at which you imputed interest during the periods presented including how you determined the appropriate interest rate at which to impute interest. Refer to paragraphs 12 - 14 of APB 21.

Part II

Recent Sales of Unregistered Securities

30.   Your filing indicates that you have no information required to be disclosed pursuant to Item 15 of Form S-1 and Rule 701 of Regulation S-K relating to unregistered sales of securities within the past three years. However, we note disclosure in your financial statements that: on October 15, 2006, you issued a convertible promissory note of $156,309 in exchange for assets and revenue rights acquired from Feed Me Sports Inc., and on January 21, 2008, you issued 11,000,000 shares of common stock at $0.0001 per share to your president for $1,100. Please provide the disclosure required by Item 701 of Regulation S-K with respect to these and any other unregistered issuances during the past three years, or advise how you concluded that no such disclosure is required.

Exhibits

31.   Page F-4 of your financial statements refers to your wholly-owned subsidiary Mobilized
        Entertainment (Canada) Inc. Please file an exhibit containing the information required by
        Item 601(b)(21) of Regulation S-K.

Undertakings

32.   You appear to have omitted the Rule 430C undertaking set forth in paragraphs (a)(5) and
        (a)(5)(ii) of Regulation S-K. Please explain or revise, as appropriate.

33.   The last undertaking varies from the language of Item 512(h)(3) of Regulation S-K. Please
        explain or revise, as appropriate.

Signatures

34.   We note that the registration statement has been signed only on behalf of the company by
        Mr. Day. The registration statement must be signed by the Company, the Company's
        principal executive officer or officers, the Company's principal financial officer, the
        Company's controller or principal accounting officer and by at least a majority of the
        Company's board of directors or persons performing similar functions. The signatures of
        these individuals should be preceded by the text specified by Form S-1. See paragraph 1 of
        Instructions to Signatures for Form S-1. Any person who occupies more than one of the
        specified positions must indicate each capacity in which he or she signs the report. See
        paragraph 2 of Instructions to Signatures for Form S-1. Thus, if Mr. Day is also your
        controller or principal accounting officer, please indicate this in his signature block when he
        signs the registration statement in his other capacities. Please revise.

Exhibit 5.1

35.   We note that the legal opinion states that "when the Shares have been issued, the Shares
        will be validly issued, fully paid and non-assessable shares of common stock of the
        Company." The prospectus indicates that the shares have already been issued to the Selling
        Shareholders. The legal opinion should be revised to remove the suggestion that they will
        not be legally issued, fully paid and non-assessable until sold under the registration
        statement.

                        *   *   *   *   *

        As appropriate, please amend your filings in response to these comments. Each responsive
amendment should also include a marked copy of the amended filing that conforms with the
provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show
changes within paragraphs help us to expedite our review. Please furnish a cover letter with your

amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Joyce Sweeney at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements and related matters. You may call Evan S. Jacobson at (202) 551-3428 or me at (202) 551-3483 if you have any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Katherine Wray
Staff Attorney

cc: Via Facsimile (206) 262-9513
        James Vandeberg, Esq.